SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

DISCOVERY ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25470P 102

(CUSIP Number)

Steven Webster c/o AEC Holdings, L.P. 3200 Southwest Fwy, Suite 1490 Houston, Texas 77027 (713) 328-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2018

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 25470P 102	Schedule 13D	Page 2 of 6

1	name of reporting person DEC Funding LLC
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 56,765,488
	9	sole dispositive power 0
	10	shared dispositive power 56,765,488
11	aggregate amount beneficially owned by each reporting person 56,765,488
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 28.4%
14	type or report person OO – limited liability company

CUSIP 25470P 102	Schedule 13D	Page 3 of 6

1	name of reporting person Steven Webster
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting	7	sole voting power 5,340,583
person with	8	shared voting power 56,765,488
	9	sole dispositive power 5,340,583
	10	shared dispositive power 56,765,488
11	aggregate amount beneficially owned by each reporting person 62,106,071
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 31.1%
14	type or report person IN

CUSIP 25470P 102	Schedule 13D	Page 4 of 6

Schedule 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on June 6, 2016, as amended by Amendment No. 1 filed on January 9, 2017, Amendment No. 2 filed on February 17, 2017 and Amendment No. 3 filed on September 21, 2017 (collectively, the “Original Statement”) on behalf of DEC Funding LLC, a Texas limited liability company, and Steven Webster, an individual. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of Discovery Energy Corp., par value $0.001 per share (the “Common Stock”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 2.	Identity and Background.

Item 2(c) is hereby amended and restated to read in its entirety as follows:

(c)       DECF is a private limited liability company formed for the purpose of making the investment described herein. Mr. Webster is its sole manager. Mr. Webster’s principal occupation is managing partner of AEC Holdings, LP, an investment management company, with a principal business address of 3200 Southwest Freeway, Suite 1490, Houston, TX 77027.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 is incorporated by reference herein. The purchase described therein was made for investment purposes using Mr. Webster’s personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 62,106,071 shares of Common Stock, including shares of Common Stock that the Reporting Persons have the right to acquire in the next 60 days. Of this amount, (i) 26,341,708 shares of Common Stock may be acquired upon conversion of the Original Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through September 30, 2018), (ii) 13,125,000 shares of Common Stock may be acquired on exercise of the Original Warrant (as defined under Item 6 of this Statement), (iii) 1,479,019 shares of Common Stock may be acquired upon conversion of the First Supplemental Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through September 30, 2018), (iv) 750,000 shares of Common Stock may be acquired on exercise of the First Supplemental Warrant (as defined under Item 6 of this Statement), (v) 7,107,156 shares of Common Stock may be acquired upon conversion of the Second Supplemental Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through September 30, 2018), (vi) 3,750,000 shares of Common Stock may be acquired upon exercise of the Second Supplemental Warrant (as defined under Item 6 of this Statement), (vii) 2,712,604 shares of Common Stock may be acquired upon conversion of the Third Supplemental Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through September 30, 2018), (viii) 1,500,000 shares of Common Stock may be acquired upon the exercise of the Third Supplemental Warrant (as defined under Item 6 of this Statement), and (ix) 5,340,583 shares of Common Stock are held by Mr. Webster directly, which he acquired for investment purposes in 2012, 2015 and 2018 (as described in Item 6 of this Statement). This aggregate amount represents approximately 31.1% of the Issuer’s outstanding common stock, and gives effect to the assumed conversion or exercise of the Debentures and Warrants held by DECF. Percentages are calculated based upon 143,040,396 shares of Common Stock outstanding as of July 13, 2018, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q. Because of his position as manager of DECF, Mr. Webster may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by DECF. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

CUSIP 25470P 102	Schedule 13D	Page 5 of 6

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except as set forth under Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On September 13, 2018, Mr. Webster purchased an aggregate of 2,740,583 shares of Common Stock from two third parties in private transactions, for an aggregate purchase price of $342,573.

On September 30, 2018, the Issuer paid interest in kind to DECF in the amounts of $83,306, $4,677, $22,477 and $8,579 on the Original Debenture, First Supplemental Indenture, Second Supplemental Indenture and Third Supplemental Indenture, respectively.

The 2018 Option previously reported in the Original Statement expired in accordance with its terms on January 31, 2018. The Additional Option consequently also terminated at the same time.

CUSIP 25470P 102	Schedule 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:	October 1, 2018

DEC FUNDING LLC

By:	/s/ Steven Webster
Name:	Steven Webster
Title:	Manager

STEVEN WEBSTER, Individually

/s/ Steven Webster